SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-1-02

For the month of August 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, August 15, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Executive Officers of this Bank, in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on September 2, 2002, the payment to the Company's stockholders, pursuant to the Corporate Bylaws and legal provisions, of interest on own capital related to the month of September/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand shares**, benefiting the stockholders registered in the Company's records on that date (9.2.2002).

Upon approval of the proposal, payment will be made on 10.1.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand shares** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Income Withholding Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from this respective taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

The respective interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, São Paulo, July 29, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

The Board of Directors of this Bank has decided in its meeting held today to:

- Revoke the "Code of Conduct for Management, Majority Stockholders and the Audit Committee – Bradesco Issued Negotiable Securities Trading and Disclosure and Use of Information" related to company issued negotiable securities and the disclosure and use of information approved on July 31, 2001;

- Institute, in substitution thereof, and in compliance with that provided in the Brazilian Securities and Exchange Commission - CVM Instruction dated January 3, 2001 the "Disclosure Policy Instrument Regarding Relevant Act or Fact and Banco Bradesco S.A. Negotiable Securities Trading, " along the following terms:

"Disclosure Policy Instrument Regarding Relevant Acts or Facts and Negotiable Securities Trading

Chapter I
Coverage

Art. 1) The Disclosure Policies regarding Relevant Acts or Facts and Trading of Banco Bradesco S.A. (Bradesco) Issued Negotiable Securities was established for the purpose of improving standards of conduct, which must be complied with by Bradesco, direct and indirect Majority Stockholders, Members of the Board of Directors, Directors and Members of the Audit Committee and any other organisms with technical or consulting functions, created by statutory provisions, or by any person who by virtue of position, duties or position at Bradesco, its parent companies, subsidiaries or associated companies is aware of information related to a Relevant Act or Fact.

Chapter II
Definitions

Art. 2) The expression "Securities" is used in its broadest sense, encompassing any stocks, debentures, subscription bonuses, subscription receipts and rights, trade notes and promissory notes issued by Bradesco, its parent companies and subsidiaries and derivatives or any papers referring thereto. The definition of "Securities" also includes those who are entitled by way of spouses of the Members of Board of Directors, Directors and Members of the Audit Committee as well as their companions and dependents, the latter of whom include those persons listed on the most recent Annual Income Tax Declaration.

Art. 3) Relevant information is deemed, for the purposes of disclosure, any decision made by the majority stockholders, taken at the general meetings or by the management organisms of Bradesco or any other act or fact of a political-administrative, technical, business, or economic/financial nature which has taken place or is related to its businesses or those of its subsidiaries which could measurably influence:

a) Securities quotations of Bradesco issued securities or securities issues related thereto;
b) The investor decisions to purchase, sell or retain said securities;
c) The investors' decisions to exercise any of their inherent rights as owners of the Bradesco issued securities or securities issues related thereto.

Art. 4) Information deemed privileged is that Relevant Information, which has not yet been disclosed to the market.

Chapter III
Principles

Art. 5) Stockholders and investors in Bradesco negotiable securities are entitled to full information concerning that which may affect their investments, in conformity with the legal interests of Bradesco and in compliance with legal provisions and that set forth in this Instrument.

Art. 6) The flow of information shall be continuous, orderly and accessible to all stockholders and investors in Bradesco negotiable securities.

Art. 7) All physical (individuals) and legal (companies) entities, mentioned in Article 1 must keep any information regarding relevant acts or facts to which they have access confidential and shall not use these information to gain personal advantages or advantages for other parties, and must conduct them in accordance with the standards of good faith, loyalty and truthfulness and moreover, according to the following general principles, without jeopardy to the specific regulations established herein forward:

a) To uphold corporate responsibility, especially inasmuch as concerns Investors and Bradesco employees , as well as the community in which they operate;
b) To make every reasonable effort for the sake of market efficiency in such a way that the competition among Investors is based on interpretation of disclosed information and never upon the basis of access to privileged information;
c) To always be aware that transparent, precise and timely information comprise the major instrument available to the investor public and especially to Bradesco stockholders to assure them the necessary equitable treatment;
d) To insure that the disclosure of information concerning the shareholding and financial positions of the Company is correct, complete and continual.

Chapter IV
Disclosure and Use of Information Policy Regarding a Relevant Act or Fact

Art. 8) Duties of the Investor Relations Director are:

Bradesco

Banco Bradesco S.A.

a) Responsibility for performance and monitoring Disclosure Policy and Use of Regarding Relevant Act or Fact and Negotiable Securities Trading;
b) To disclose and communicate to the Securities and Exchange Commission (CVM) and, should it become necessary, the Stock Exchange and the organized over-the-counter market in which Bradesco negotiable securities issues are approved for trading, including those located abroad, any act or relevant fact concerning the company's business;
c) To uphold the simultaneous full and immediate announcement of a relevant act or fact to all markets in which such negotiable securities are approved for trading;
d) To monitor trading of Bradesco issued negotiable securities, in order to detect an atypical fluctuation in quotations, prices and volumes traded, and investigate any new information concerning the Company, which may be disclosed to the market.

Art. 9) The individuals and companies referred to in Article 1 must communicate to the Investor Relations Director any act or relevant fact of which they are aware of and which has not yet been disclosed, where after it becomes the responsibility of the Investor Relations Director to analyze the matter, including deciding whether or not the exception dealt with in Article 16 shall come into effect, and whether to proceed to disclose that which is necessary.

Art. 10) Should those persons referred to in Article 9 disagree with the procedures adopted by the Investor Relations Director, they should immediately inform such disagreement to the Chairman of the Board of Directors or the President, so that suitable corrective measures may be taken, in the knowledge that under the terms of the applicable regulations, should one possess personal knowledge of a relevant act or fact and substantiate that the Investor Relations Director has been derelict in his duty to communicate and disclose information, they will only be exempt from responsibility if they immediately communicate the act or relevant fact to the entities referred to in letter "b" of Article 8.

Art. 11) Whenever a decision to announce by any means of communications is taken, including press releases, at meetings with class entities, investors, analysts or selected publics in Brazil or aboard, any act or relevant fact which has not previously been disclosed, the Investor Relations Director must be advised first by the person holding knowledge or information and details thereof, so that he/she can take measures to provide for the simultaneous disclosure thereof to the market.

Art. 12) Should a relevant act or fact which had not been previously disclosed accidentally becomes public, the Investor Relations Director should be informed of this event immediately, to enable him/her to assess the extent and seriousness of the event and take the appropriate measures to disclose to the market, that information deemed appropriate under the circumstances, mindful at all times of that provided in Sole Paragraph of Article 16.

Bradesco

Banco Bradesco S.A.

Art. 13) Should a request for additional information be received from the entities referred to in letter "b" of Article 8 in which Bradesco issued negotiable securities have been approved for trading, or should there be an atypical quotation, price or trading volume fluctuation in the Bradesco issued or related negotiable securities, the Investor Relations Director should question those persons with access to acts or relevant facts for the purpose of investigating whether they had knowledge of information which should be disclosed to the market and provide any clarifications requested.

Art. 14) Since Bradesco issued negotiable securities are approved for trading on the markets of different countries, disclosure of a relevant act or fact should occur, whenever possible, before the beginning or after the close of market trading in all countries, however, in the case of incompatibility, the Brazilian market working hours should prevail.

Art. 15) Should it become imperative to disclose information during trading hours, the Investor Relations Director may, when communicating the act or relevant fact, request that stock market trading of negotiable Bradesco or related securities be suspended in all markets in which they are traded, for the time necessary to properly announce the relevant information.

Art. 16) Exceptionally, should the Majority Stockholders or Members of the Board of Directors and the Board of Executive Officers understand that the disclosure of a relevant act or fact poses a risk to Bradesco's legal interests, they may refrain from informing the Company's Investor Relations Director.

Sole Paragraph - Should any information escape control or should there be any atypical quotation, price or trading volume fluctuation in the Bradesco issued or related negotiable securities Majority Stockholders or Members of the Board of Director and Bradesco directors shall, depending on the situation, disclose the act or relevant fact immediately directly or indirectly through the intermediation of the Investor Relations Director.

Art. 17) Disclosure must be provided by means of publication in widely circulated newspapers routinely used by Bradesco and may be briefly summarized indicting the Internet site addresses, whereby complete information will be available to all investors, which is identical in every detail to that dispatched to the entities cited in letter "b" of Article 8 which have approved trading of Bradesco issue negotiable securities.

Art. 18) Disclosure and communication of a relevant act or fact including summarized information referred to in Article 17, shall be presented clearly and precisely in a language that is understandable to the market.

Section I

Confidential Information

Art. 19) It is the duty of the individuals and companies cited in Article 1º to maintain confidentiality of information of any relevant Bradesco or Bradesco parent companies, subsidiaries or associated companies act or fact to which they may have privileged access due to the job or position they hold, until such act or fact has been disclosed to the market and to insure that their subordinates or third parties unrelated to the provisions of this Instrument, which may be only partially aware of the relevant act or fact also act accordingly.

Art. 20) Should it become necessary in the course of operations to reveal confidential Bradesco information to third parties of Bradesco's trust or its parent companies, subsidiaries and associated companies, especially those which are involved with or may become involved in the relevant act or fact must comply with the following provisions:

a) Third parties must be made aware of the confidential nature of the information and their duty to maintain confidentiality in this concern and to refrain from using such information for any other purpose, including acquiring advantages for personal use or on behalf of others from trading negotiable securities and whenever possible a formal confidentiality agreement should be secured;
b) Such disclosure may only be made to those who require such information to perform their duties and are thus deemed necessary.

Art. 21) Those individuals and companies mentioned in Article 1 and others whom Bradesco may deem necessary or convenient shall sign the "Adhesion Statement to Disclosure Policy Instrument Regarding Relevant Act or Fact and Negotiable Securities Trading issued by Banco Bradesco S.A.", which must be filed at the Company's registered office.

Chapter V
Company Issued Negotiable Securities Trading Policy

Art. 22) The Members of the Board of Directors, Directors and Member of the Audit Committee and any other technical or consultative positions created according to the statutory provisions, are bound to communicate to the Bradesco Investment Relations Director, the CVM, the Stock Exchange and the organized over-the-counter market entities on which Bradesco issued negotiable securities are approved for trading:

a) The volume, characteristics and the form of acquisition of Bradesco, parent company or subsidiary or publicly traded associated company negotiable securities or those referred thereto which they hold;
b) Any changes in these positions;
c) Whenever, the stake there is a real or potential increase of 5% in Bradesco Capital Stock of any type of stock, individually or collectively representing the same interest.

Art. 23) The communication referred to in Article 22 must contain at least the following information:

a) Name and identification of the person communicating the information, including the Corporate or Individual Income Taxpayer Register number;
b) Volume by type and class, in the case of stocks and other characteristics in the case of other negotiable securities in addition to the identification of the issuing company;
c) Transaction type, price and date;

d) Purchasers' reasons and objectives;
e) Information regarding any agreements or contracts governing the exercise of the right to vote or purchase and sale of Company issued negotiable securities.

Art. 24) The communication shall occur immediately after taking up the position and afterward, within a maximum term of 10 days following the end of the month in which the change in positions held by the persons cited in Article 22 took place, the balance of the position for the period must be indicated.

Art. 25) The natural persons mentioned in Article 22 must also indicate the values of their own holdings and those of their spouses, from whom they are not legally separated, companions, or any other dependents included on their Income Tax Declarations of Bradesco or Bradesco direct or indirect subsidiary issued negotiable securities.

Section I
Trading Prohibitions

Art. 26) The direct or indirect Majority Stockholders, Members of the Board of Director, Directors, Members of the Audit Committee, and any other organisms having technical or consultative duties created according to statutory provisions, or by any person who by virtue of position, duties or position at Bradesco, its Parent Companies, Subsidiaries or Associated companies who has signed the Adhesion Statement and becomes aware of information related to a relevant act or fact must refrain from trading the Company's or related company issued negotiable securities:

a) Before market disclosure of the relevant act or fact which has occurred in the Bradesco business;
b) Within a 15 (fifteen) day period prior to the disclosure of Bradesco quarterly (ITR) and annual (DFP and IAN) information;
c) If there is an intention to undertake an incorporation, partial or total split off, merger, corporate change or transformation;
d) In relation to direct or indirect Majority Stockholders, Members of the Board of Directors and Directors, whenever an acquisition or sale of own stock issued by Bradesco, or by its subsidiaries or associated companies or other companies under common control, or whenever an option or mandate for the same purpose is approved, exclusively on the dates that the Company itself negotiates or informs the Brokerage firm to negotiate its own stock issues.

Sole Paragraph – The provisions provided in the body of this Article inasmuch as they concern Bradesco are applicable thereto.

Art. 27) According to the terms of the pertinent regulation, the same prohibition provided in Article 26 is applicable to anyone who becomes aware of information concerning a relevant act or fact, which he/she knows has not yet been disclosed to the market, especially inasmuch as concerns those persons who have a commercial and/or professional relationship or a relationship of trust with Bradesco, such as independent auditors,

Article 26. The Communications shall contain a minimum of information regarding whether the plan contains a scheduled investment or divestiture program and the scheduled terms and volumes.

Art. 34) Any person who by virtue of position, duties or position in the Company who has presented an Individual Trading Plan of his/her own negotiable securities, must communicate in writing prior thereto any amendment to the referenced plan or forecast commitment, under penalty of deeming the act a violation. Should any unforeseen events occur, in which it becomes impossible to communicate such changes prior thereto, they should be presented to the Company in writing as well, justifying and substantiating the reasons for noncompliance.

Art. 35) The individual plans referred to herein above, must be presented to the Company and indicate the volume of funds which are expected to be invested or the number of negotiable securities to be traded, thus establishing a time limitation of not less than 12 months, and provided there are no changes, this period will be automatically deemed renewed for those that remain at the Company. For this reason, the Individual Trading Plan must have been filed for over 30 (thirty) days, including any subsequent alterations thereto.

Art. 36) Except in cases of an Act of God, which have been duly justified in writing, negotiable securities acquired on the basis of the Individual Trading Plan may not be disposed of prior to 180 (one hundred and eighty) days counting from the purchase date.

Art. 37) The 30 (thirty) day time limit established in Article 35, does not apply to the first Individual Trading Plan recorded after this Instrument comes into effect.

Chapter VI
Disclosure of Policies

Art. 38) Bradesco, will communicate through its Investor Relations Director, the terms of these policies to Majority Stockholders, Members of the Board of Directors, Directors, Members of the Audit Committee and any other organisms which have technical or consultative functions created by statutory provisions, or by any person who by virtue of position, duties or position at Bradesco, its parent companies, subsidiaries or associated companies is aware of information related to a relevant act or fact, and from whom a respective adhesion statement has been received, which document must be kept on file at Bradesco's principal place of business while the persons are employed and for a period of five years following such persons' separations from the Company.

Art. 39) It is the duty of the Investor Relations Director to insure that all persons mentioned in Article 1 have signed the respective formal adhesion statement to the terms of these Policies.

Art. 40) Any approval or amendment to Disclosure Policy Regarding Relevant Act or Fact and Negotiable Securities Trading must be communicated to the Securities and Exchange Commission, and if necessary the Stock Exchange and any organized over-the-counter securities trader which has approved the trading of Bradesco issued securities and such communication must be accompanied by a copy of the decision and all contents of documents which regulate and comprise the referred to policies.

Art. 41) In the case of a charge in the Disclosure Policy Regarding Relevant Acts or Facts and Negotiable Securities Trading the Investor Relations Director must insure that all persons referred to in Article 1º as well as the CVM and if necessary the Stock Exchange and the organized over-the-counter markets which have approved trading of Bradesco issued negotiable securities are made aware of the amendments effected, such communication must be accompanied by a copy of the decision and all documents which regulate and comprise the referred policies.

Art. 42) The Trading Policy shall not be approved or amended on the basis of an undisclosed relevant act or fact.

Art. 43) Bradesco must maintain in its head office at the disposal of the CVM a list of Majority Stockholders and all persons cited in Article I and their respective identifications, including position or duty, address and Individual or Corporate Taxpayers Registration number, which information must be updated whenever a change occurs.

Chapter VII
Penalties

Art. 44) According to prevailing legislation, use of any undisclosed relevant market information is deemed a criminal act and is subject to jail terms of one to five years and a fine of as much as threefold the amount of illegal advantage obtained from the criminal act.

Art. 45) Should the volume, characteristics and manner of acquisition of negotiable securities not be communicated to Bradesco, the CVM and Bovespa (São Paulo Stock Exchange), immediately upon taking up a position, as well as any change in the position of these securities, the person committing such violation will be subject to a cumulative daily fine to be designated by the appropriate regulatory agency.

Chapter VIII
Final Provision

Art. 46) The Statement of Adhesion to the Disclosure Policy Instrument Regarding Relevant Act or Fact and Banco Bradesco S.A. Issued Negotiable Securities Trading" model is part of this instrument.

Art. 47) All prevailing legislation provisions are applicable to this Instrument."

"Adhesion Statement to The Disclosure Policy Instrument Regarding Relevant Acts or Facts and Banco Bradesco S.A. Issued Negotiable Securities Trading

Through this Instrument, (Name and identification), resident and domiciled at ...., registered under CNPJ/CPF tax payer registration number .... and Identification Number – RG ...., hereinafter referred to simply as ***"Declarant"***, in the position of .... at ***Banco Bradesco S.A.***, with head office located in Cidade de Deus, Vila Yara, Osasco, SP, registered under taxpayer number CNPJ nº 60.746.948/0001-12, hereinafter referred to simply as ***"Company"***, hereby in the terms of this Adhesion Statement expressly declares personal responsibility for compliance with the rules contained in the "Disclosure Policy Instrument Regarding a Relevant Act or Fact and Bradesco S.A Issued Negotiable Securities Trading," which regulates the internal policy concerning the use and disclosure of relevant information and the trading of negotiable securities issued by the ***"Company"***, and declares to be fully aware of the regulations contained in the referred to Instrument, a copy of which was received at the time of this act, binding the undersigned to always perform ***"Company"*** duties in accordance with these regulations. The ***"Declarant"*** hereby signs this statement in three (3) equal copies in the presence of the two (2) undersigned witnesses. Location, SP, July ...., 2002 (name) Witnesses: name and RG."

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

./.

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, August 1, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officers proposal for the payment to the Company's Stockholders, pursuant to the Corporate Bylaws and legal provisions, of Interests on Own Capital related to the month of August/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand shares**, benefiting the stockholders registered in the Company's records on this date (8.1.2002).

The payment will be made on 9.2.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand shares** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from this respective taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

The respective Interests will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, July 16, 2002

To

Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We wish to inform you that the following Press Release will be published tomorrow, July 17:

"Banco Bradesco S.A. (Bradesco) informs its stockholders', clients and the market of the conclusion, as of July 5, 2002, of the operation between its subsidiary Bradesco Seguros S.A. (Bradesco Seguros) and Prudential International Insurance Holdings, Ltd. (Prudential), related to the restructuring of the shareholding control of Prudential-Bradesco Seguros S.A. (Prudential-Bradesco).

The operation involved the disposal of 58,026 book-entry stocks, with no par value, comprising 57,998 common stocks and 28 preferred stocks, representing 48.36% of the capital stock of Prudential-Bradesco, amounting to R$ 56.7 million.

As a result of the operation, Prudential acquired the shareholding interest held by Bradesco Seguros in the capital of Prudential-Bradesco and, consequently, has assumed its shareholding control.

The operation will be subject to the approval of the competent Agencies, in accordance with applicable regulations.".

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: August 21, 2002

By: ______________________

Name: Luiz Carlos Trabuco Cappi

Title: Executive Vice President and

Investor Relations Director